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Exhibit 1

[Haskell & White LLP Letterhead]


March 5, 2003





Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:


We were previously principal accountants for Mindset Interactive Corp. ("Mindset") and, under the date of April 5, 2002, we reported on the consolidated financial statements of Mindset as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and for the period from inception, June 21, 2000 to December 31, 2000. On February 6, 2003, we terminated our auditor-client relationship with Mindset.

We have read Mindset's statements included under Item 4 of its Form 8-K dated March 5, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with Mindset's statement that Mindset is in the process of finding a replacement auditor.

                                          Very truly yours,

                                          HASKELL & WHITE LLP